January 18, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (312) 645-3533
William D. Perez
President and Chief Executive Officer
Wm Wrigley Jr. Company
410 North Michigan Avenue
Chicago, Illinois 60611

       Re: Wm. Wrigley Jr. Company
              Definitive Proxy Statement on Schedule 14A
              Filed February 13, 2007
              File No. 001-00800

Dear Mr. Perez:

We have reviewed your response letter dated November 2, 2007 and have the following comments. Please respond to our comments by February 1, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 14

Setting Executive Compensation, page 14

1.   We note your response to our prior comment 4 and reissue the comment. Many of the items referenced in our comment remain unaddressed. For example, while you note that "individual experience level and /or performance dictates a deviation…from th[e] benchmark," you do not explain which specific aspects of the named executive officers' experience level and performance resulted in deviations from the benchmark in 2006. Please confirm you will do so in future filings. Please also confirm you will disclose in future filings the information you provided in your response to our prior comment 4. You should also discuss

the impact of corporate financial performance on compensation decisions. Further, it is unclear which factors were considered in establishing the 2006 EICP percentage target awards and how payouts were ultimately determined or the import of the "alternatives provided by Hewitt Associates" in the committee's compensation determinations in 2006. Please confirm you will provide such information, to the extent applicable, in future filings.

2.   In response to our prior comment 4, you state that the "range of compensation that can be awarded … to … any named executive officer, is based upon the employee's grade level." To the extent applicable, please provide in future filings a detailed discussion of how grade levels are established and how grade levels factor into the determination of the level and type of compensation awarded.

Base Salary, page 16

3.   Please confirm that, to the extent applicable, you will comply with our prior comment 8 in future filings.

Executive Incentive Compensation Program, page 17

4.   We note your response to our prior comment 10 and reissue the comment. You assert that the disclosure of the omitted targets will result in your competitors determining your internal cost per unit and realization rate per unit. It is unclear how you reached this conclusion. Please further elaborate on your analysis of competitive harm. Each assertion of potential competitive harm should be accompanied with a detailed discussion explaining the reasons for that assertion.

Summary Compensation Table, page 24

5.   We note that no weight is assigned to the review of tally sheets. Please explain why the committee reviews tally sheets and discuss whether the tally sheets are taken into account in determining the level and type of compensation awarded to the named executive officers.

Potential Payments Upon Termination and Change of Control, page 33

6.   Please confirm that, to the extent applicable, you will comply with our prior comment 16 in future filings.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor